

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2020

Purnanand D. Sarma, Ph.D.
Chief Executive Officer
Immunome Inc.
665 Stockton Drive, Suite 300
Exton, PA 19341

> **Re:** **Immunome, Inc.**
> **Form S-1**
> **Exhibit Nos. 10.14, 10.15, 10.16, 10.17, and 10.18**
> **Filed September 9, 2020**
> **File No. 333-248687**

Dear Dr. Sarna:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance